UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33491

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Dejour Energy Inc.

(Translation of registrant's name into English)

598-999 Canada Place

Vancouver, British Columbia V6C 3E1

Canada
 (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

Exhibits 1.1, 4.1, 4.2 and 5.1 hereto are each hereby incorporated by reference as exhibits to the registration statement on Form F-3 (File No. 333-162677) of Dejour Energy Inc.

Exhibit 99.1 hereto is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-162677) and Form S-8 (File No. 333-156772), and the prospectuses included therein, of Dejour Energy Inc.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.

Date: May 31, 2012
	By:	/s/ Mathew Wong
	Name:	Mathew Wong
	Title:	CFO

2

EXHIBIT INDEX

Exhibit	Description

1.1	Placement Agency Agreement, dated May 30, 2012
4.1	Form of Subscription Agreement (see Exhibit A to Exhibit 1.1 hereto)
4.2	Form of Common Share Purchase Warrant (see Exhibit E to Exhibit 1.1 hereto)
5.1	Validity Opinion of Farris, Vaughan, Wills & Murphy LLP
99.1	Material Change Report, dated May 30, 2012